UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________
FORM 11-K
 _____________________________________
[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 01-13697
____________________________________
MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule and Exhibit

Item:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011
Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2012 and 2011
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2012
Signatures
Exhibits

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Mohawk Carpet, LLC
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) as of December 31, 2012, and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP
Atlanta, Georgia
June 20, 2013

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value
Plan's interest in Master Trust, at fair value (notes 1, 4 and 5)	$158,583,177	146,652,714
Receivables
Notes receivable from participants (note 2)	13,944,280	13,359,391
Contributions receivable from employer	96,170	80,996
Contributions receivable from participants	393,556	313,354
Total receivables	14,434,006	13,753,741
Net assets available for plan benefits before adjustments	173,017,183	160,406,455
Adjustment from fair value to contract value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(2,167,373)	(1,188,875)
Net assets available for plan benefits	$170,849,810	159,217,580
See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions:
Investment income:
Interest	$589,824	549,112
Plan's interest in income of Master Trust (notes 1, 4 and 5)	13,091,954	1,623,544
Net investment income	13,681,778	2,172,656
Contributions from employer	5,054,682	4,899,157
Contributions from participants	11,402,932	10,911,105
Total additions	30,139,392	17,982,918
Deductions:
Distributions to participants	17,665,288	17,193,071
Administrative expenses	312,408	291,933
Total deductions	17,977,696	17,485,004
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans	12,161,696	497,914
Transfers:
Net transfers between affiliated plans (note 8)	(529,466)	343,739
Net increase in net assets available for plan benefits	11,632,230	841,653
Net assets available for plan benefits at beginning of year	159,217,580	158,375,927
Net assets available for plan benefits at end of year	$170,849,810	159,217,580
See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments
The Mohawk Carpet, LLC Retirement Savings Plan and Mohawk Carpet, LLC Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2012 and 2011, the Plan’s investments consist of its interest in the investments of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.
The Master Trust’s investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2012 and 2011. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
The Plan presents in the statements of changes in net assets available for plan benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized net gains on the fair value of the Master Trust investments and the unrealized net appreciation on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).
(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet, LLC (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of the calendar month after the completion of 90 days of service. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay unless the employees elect otherwise.  Employees may opt out or discontinue contributing to the Plan at any time.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2012 and 2011.

(b)	Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. Participants who are considered a Highly Compensated Employee by the IRS definition are limited to a 6% annual deferred maximum. For all participants, the Company provides 50% matching contributions up to the first 6% of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. During 2012 and 2011, there were no discretionary employer profit sharing contributions relating to 2012 and 2011.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts daily based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for daily valuation of accounts.

(d)	Distributions to Participants

A participant's account shall be distributed in a lump sum payment in cash. If any portion of the account is invested in Company Stock, the participant may elect to receive the Company Stock in whole shares with cash paid for fractional shares. Unless another election is made by the participant, an account balance less than $1,000 will be paid out in cash. Unless another election is made by the participant, an account balance between $1,000 and $5,000 will be rolled into a Fidelity IRA established for the participant's benefit and the account balance will be invested in an investment product designed to preserve principal and provide a reasonable rate of return.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of home equity loans.
Benefits are recorded when paid.

(e)	Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants are vested in the Company’s matching and discretionary contributions after one year of service.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2012 and 2011, employer contributions were reduced by forfeitures of $0 and $47,368, respectively. In 2012 and 2011, $69,335 and $50,557 of forfeited funds were used to pay administrative expenses, respectively.

(f)	Administrative Expenses

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(g)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan document in compliance with IRS guidelines. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 1.0%. Generally, loans must be repaid over a period not to exceed four years.
(3) Transactions with Parties in Interest
As of December 31, 2012 and 2011, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and common collective funds that are sponsored by the Trustee.
(4) Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following table presents the Master Trust’s fair value hierarchy for those assets measured at fair value as of December 31, 2012 and 2011:

	December 31, 2012
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$3,925,262	3,925,262	—	—
Mohawk Industries, Inc. common stock	40,436,920	40,436,920	—	—
Small-cap funds	34,145,788	34,145,788	—	—
Mid-cap funds	38,673,645	38,673,645	—	—
Large-cap funds	115,462,307	115,462,307	—	—
International funds	22,330,275	22,330,275	—	—
Blended funds	118,741,665	118,741,665	—	—
Fixed income bond funds	43,080,532	43,080,532	—	—
Stable value funds	182,979,239	—	182,979,239	—
Total investments, at fair value	$599,775,633	416,796,394	182,979,239	—

	December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$2,709,852	2,709,852	—	—
Mohawk Industries, Inc. common stock	31,119,100	31,119,100	—	—
Small-cap funds	31,844,012	31,844,012	—	—
Mid-cap funds	34,381,719	34,381,719	—	—
Large-cap funds	103,265,797	103,265,797	—	—
International funds	18,563,994	18,563,994	—	—
Blended funds	100,643,636	100,643,636	—	—
Fixed income bond funds	36,538,188	36,538,188	—	—
Stable value funds	180,244,101	—	180,244,101	—
Total investments, at fair value	$539,310,399	359,066,298	180,244,101	—
(5) Investments
At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust at fair value was approximately 26.3% and 27.2%, respectively.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Master Trust net assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Investments, at fair value
Interest-bearing cash	$16,797,072	15,038,368
Mohawk Industries, Inc. common stock	40,436,920	31,119,100
Registered investment companies	359,562,402	312,908,830
Common collective funds	182,979,239	180,244,101
Net assets, at fair value	599,775,633	539,310,399
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,964,494)	(4,372,049)
Net assets, at contract value	$594,811,139	534,938,350
Plan’s interest in the Master Trust, at fair value	$158,583,177	146,652,714
Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Interest and dividends	$12,311,130	8,586,583
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	14,763,284	2,242,063
Registered investment companies	37,582,690	(8,711,371)
	64,657,104	2,117,275
Expenses	505,338	526,644
Net transfer of assets out of investment account	(4,278,977)	(3,492,164)
Net increase (decrease) in net assets	59,872,789	(1,901,533)
Net assets at beginning of year	534,938,350	536,839,883
Net assets at end of year	$594,811,139	534,938,350
Plan’s interest in the Master Trust income	$13,091,954	1,623,544
The following investments represent 5% or more of the Master Trust’s assets at December 31, 2012 and 2011:

	2012	2011
Mohawk Stable Value Fund	$182,979,239	180,244,101
Colombia Dividend Income Z	49,163,405	45,100,712
Spartan 500 Index	44,385,026	39,033,579
PIMCO Total Return Admin	42,735,094	36,538,188
Mohawk Industries, Inc. Common Stock Fund	40,436,920	31,119,100
Mohawk Moderate Fund	37,296,899	34,716,763
All of the Plan’s investments are held by a Party-in-Interest to the Plan.
(6) Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.
(7) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.

(8) Net Transfers Between Affiliated Plans
Along with this Plan, the Company also sponsors the Mohawk Carpet, LLC Retirement Savings Plan II. During 2012 and 2011, due to changes in employment status, net transfers between the plans were $(529,466) and $343,739, respectively.

(9) Reconciliation to 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2012 and 2011:

	2012	2011
Net assets available for plan benefits per the accompanying financial statements	$170,849,810	159,217,580
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	2,167,373	1,188,875
Net assets available for plan benefits per Form 5500	$173,017,183	160,406,455
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans per the accompanying financial statements	$12,161,696	497,914
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	978,498	431,470
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC plans per Form 5500	$13,140,194	929,384

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of issue	Description of investment	Current value
*Plan's interest in Master Trust, at fair value		$158,583,177
*Notes receivable from participants	(1)	13,944,280
	Total	$172,527,457
* Represents parties-in-interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 29, 2017. Interest rates range from 4.25% to 9.25% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet, LLC Retirement Savings Plan (Full Title of the Plan)

June 20, 2013	By: /s/ Philip A. Brown
Vice President, Human Resources

Exhibits to Form 11-K

Exhibit 23.1	Consent of KPMG LLP